SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa Files 2011 and 2010 20-F Reports With the SEC

SAO PAULO, July 7, 2012 — Gafisa S.A. (NYSE: GFA; Bovespa: GFSA3), Brazil's leading diversified national homebuilder, has filed its 2011 and 2010  annual reports on Form 20-F with the U.S. Securities and Exchange Commission (SEC) and has posted these documents on its website at www.gafisa.com.br/ir.  Gafisa is now in compliance and up-to-date with its SEC reporting obligations.

Please, click here to access Gafisa’s 20-F.

Gafisa's security holders (including holders of Gafisa's American Depositary Receipts) may receive a hard copy of these documents, which contains Gafisa's complete audited financial statements, free of charge, upon request. For a copy of this report, requests should be directed to:

    Luciana Doria Wilson

    Investor Relations

    Av. Nacoes Unidas 8,501 - 19th Floor

    05425-070 - Sao Paulo, SP - Brazil

    phone: + 55 11 3025-9305

    fax: + 55 11 3025-9348

    Email: ir@gafisa.com.br

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Gafisa S.A.

Luciana Doria Wilson
Investor Relations
Phone: +55 11 3025-9305 /9242/9297
Fax: +55 11 3025-9348
ir@gafisa.com.br

or

Media Relations (Brazil)
Maquina da Notícia Comunicação Integrada
Débora Mari Michelucci
Phone: +55 11 3147-7412
Fax: +55 11 3147-7900
debora.mari@maquina.inf.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 6, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer